                               HARSCO CORPORATION

                                                                      Exhibit 12

               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)


                                                        Nine Months                      YEARS ENDED DECEMBER 31
                                                           Ended      ------------------------------------------------------------
                                                          9/30/97          1996         1995         1994        1993         1992
                                                         ---------    ---------    ---------    ---------    --------    ---------
Consolidated Earnings:

   Pre-tax income from continuing
     operations (1)                                      $ 116,790    $ 145,984    $ 107,073    $  84,197    $ 73,108    $ 106,880

   Add fixed charges computed below                         18,440       26,181       33,121       37,982      23,879       22,425

   Net adjustments for equity companies                       (735)        (181)        (466)        (134)       (363)        (454)

   Net adjustments for capitalized
     interest                                                   --           --           --         (274)       (172)        (134)
                                                         ---------    ---------    ---------    ---------    --------    ---------

Consolidated Earnings Available for
   Fixed Charges                                         $ 134,495    $ 171,984    $ 139,728    $ 121,771    $ 96,452    $ 128,717
                                                         =========    =========    =========    =========    ========    =========

Consolidated Fixed Charges:

   Interest expense per financial
     statements (2)                                      $  12,661    $  21,483    $  28,921    $  34,048    $ 19,974    $  18,882

   Interest expense capitalized                                 96          131          134          338         332          355

   Portion of rentals (1/3 ) representing
     an interest factor                                      5,683        4,567        4,066        3,596       3,573        3,188

   Interest expense for equity companies
     whose debt is guaranteed (3)                               --           --           --           --          --           --
                                                         ---------    ---------    ---------    ---------    --------    ---------
Consolidated Fixed Charges                               $  18,440    $  26,181    $  33,121    $  37,982    $ 23,879    $  22,425
                                                         =========    =========    =========    =========    ========    =========

Consolidated Ratio of Earnings to
   Fixed Charges                                              7.29         6.57         4.22         3.21        4.04         5.74
                                                         =========    =========    =========    =========    ========    =========

(1) 1992 excludes the cumulative effect of change in accounting method for postretirement benefits other than pensions.

(2)      Includes amortization of debt discount and expense.

(3) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1992 through 1996, and the nine months ended September 30, 1997.